                                                Filed Pursuant to Rule 424(b)(3)
                                                          SEC File No. 333-69997
                                                               NationsRent, Inc.



                    SUPPLEMENT NO. 1 DATED SEPTEMBER 9, 1999
                        TO PROSPECTUS DATED JUNE 30, 1999

         The Prospectus dated June 30, 1999 of NationsRent, Inc. ("NationsRent") is hereby supplemented as follows:

         The Recent Developments section of the Prospectus Summary is hereby amended to disclose the sale of NationsRent's preferred stock and the interim operating results for the quarter ended June 30, 1999 as set forth below:

         In July 1999, we entered into a Preferred Stock Purchase Agreement with NR Holdings Limited and NR Investments Limited, affiliates of Investcorp, S.A. a global investment group with a prior successful investment in the equipment rental industry, to sell 100,000 shares of our perpetual Series A Convertible Preferred Stock for an aggregate purchase price of $100,000,000. The 100,000 shares of preferred stock are convertible into approximately 14.3 million shares of our common stock at any time, based on a liquidation preference of $1,000 per share of preferred stock and a conversion price of $7.00 per share of common stock. The private placement of $78.0 million was completed in July and the private placement of $22.0 million was completed in August following approval from our stockholders pursuant to a special meeting of the stockholders. Proceeds from the private placement were used to pay down amounts outstanding under our senior credit facilities. The holders of the preferred stock were granted certain demand and piggy-back registration rights with respect to the shares of our common stock issuable upon conversion of the preferred stock.

INTERIM OPERATING RESULTS

         On August 16, 1999, we filed our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 which contained, among other financial information, our unaudited consolidated operating results for the three months and six months ended June 30, 1999 and 1998, as set forth below:

          NATIONSRENT, INC. UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                       (Thousands, Except Per Share Data)



                                                               Three Months Ended            Six Months Ended
                                                                     June 30,                    June 30,
                                                             -----------------------      -----------------------
                                                                1999          1998           1999           1998
                                                             ---------      --------      ---------      --------
Revenue:
  Equipment rentals ....................................     $  96,928      $ 18,108      $ 172,028      $ 24,019
  Sales of equipment, merchandise, service, parts
  and supplies .........................................        33,381        17,251         60,596        20,379
                                                             ---------      --------      ---------      --------
         Total revenue .................................       130,309        35,359        232,624        44,398
                                                             ---------      --------      ---------      --------
Cost of revenue:
  Cost of equipment rentals, excluding
  depreciation .........................................        37,521         6,823         66,833         9,484
  Rental equipment depreciation ........................        13,383         4,042         25,008         5,118
  Cost of sales of equipment, merchandise, service,
  parts and supplies ...................................        22,465        12,226         40,631        14,479
                                                             ---------      --------      ---------      --------
         Total cost of revenue .........................        73,369        23,091        132,472        29,081
                                                             ---------      --------      ---------      --------
Gross profit ...........................................        56,940        12,268        100,152        15,317
Operating expenses:
  Selling, general and administrative expenses .........        24,489         7,093         43,496         8,852
  Expenses related to abandoned merger, net ............         3,932            --          3,932            --
  Non-rental equipment depreciation and
  amortization .........................................         4,985           621          9,550         1,066
                                                             ---------      --------      ---------      --------
Operating income .......................................        23,534         4,554         43,174         5,399
                                                             ---------      --------      ---------      --------
Other (income)/expense:
  Interest expense, net ................................        15,986         2,614         30,432         3,401
  Other, net ...........................................          (413)         (130)        (2,598)         (232)
                                                             ---------      --------      ---------      --------
                                                                15,573         2,484         27,834         3,169
                                                             ---------      --------      ---------      --------
Income before provision for income taxes ...............         7,961         2,070         15,340         2,230
  Provision for income taxes ...........................         3,304           870          6,366           937
                                                             ---------      --------      ---------      --------
Net income .............................................     $   4,657      $  1,200      $   8,974      $  1,293
                                                             =========      ========      =========      ========
Net income per share-- basic and diluted ...............     $    0.08      $   0.04      $    0.16      $   0.05
                                                             =========      ========      =========      ========
Weighted average common shares outstanding:
  Basic ................................................        55,759        26,726         55,733        25,820
                                                             =========      ========      =========      ========
  Diluted ..............................................        64,768        29,711         64,714        28,018
                                                             =========      ========      =========      ========



                                        2